VIA EDGAR

November 28, 2018

Avista Healthcare Public Acquisition Corp.
65 East 55th Street
18th Floor
 New York, New York
(212) 593-6900

Christine Westbrook
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:          Avista Healthcare Public Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed November 28, 2018
File No. 333-227090

Dear Ms. Westbrook:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Avista Healthcare Public Acquisition Corp. (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-227090) filed by the Registrant on August 29, 2018, as amended by Amendment No. 1 filed on October 5, 2018, Amendment No. 2 filed on November 5, 2018, Amendment No. 3 filed on November 19, 2018 and Amendment No. 4 filed on November 28, 2018(the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 12:01 p.m., Eastern time, on November 30, 2018, or as soon as reasonably practicable thereafter.

The Registrant hereby acknowledges the following:

1.                                      should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                                      the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.                                      the Registrant may not assert the comments of the staff of the Commission and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

If you have any questions, please feel free to contact Michael J. Aiello (michael.aiello@weil.com / telephone: 212.310.8552) or Jaclyn L. Cohen (jackie.cohen@weil.com / telephone: 212.310.8891) of Weil, Gotshal & Manges LLP. In addition, please notify Mr. Aiello or Ms. Cohen when this request for acceleration has been granted.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Avista Healthcare Public Acquisition Corp.

By:	/s/ Benjamin Silbert
Name: Benjamin Silbert
Title: General Counsel and Corporate Secretary

cc:                                Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

Jaclyn L. Cohen

Weil, Gotshal & Manges LLP